FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May 2003

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .]

WAVECOM

A French corporation [société anonyme] with registered capital of 15,107,890 euros

Registered office: 12, Boulevard Garibaldi

92442 Issy les Moulineaux Cedex

Nanterre Trade and Companies Register Number 391 838 042

VOTING RIGHTS

In accordance with the provisions of Article L. 233-8 of the French Commercial Code, it is specified that at the combined general meeting of the above-referenced company meeting on May 22, 2003, the total number of existing voting rights was 15,004,777.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: May 28, 2003	By:	/s/ DEBORAH CHOATE
Deborah Choate
Chief Financial Officer